June 4, 2009

VIA EDGAR AND VIA FAX (703) 813-6984

Mr. Jonathan Wiggins

Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Blue Ridge Real Estate Company

Item 4.01 Form 8-K

Filed May 28, 2009

File No. 000-02844

Dear Mr. Wiggins:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 28, 2009, with respect to the above-referenced filing (“Form 8-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Item 4.01 Form 8-K Filed May 28, 2009

1.

We note your disclosure that the financial statements for each of the past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principles.  Please amend your filing to disclose whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.  See Item 304(a)(1)(ii) of Regulation S-K.

Company Response:

In response to the staff’s comment, the Company will revise its disclosure in the amendment to the Form 8-K that is filed pursuant to Comment #2 to state that the principal accountant’s reports on the financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principles.

2.

We note that the dismissal of your independent accountant will be effective upon the filing of your quarterly report on Form 10-Q for the period ended April 30, 2009.  Please amend your filing at that time to provide updated disclosures upon the actual dismissal of your independent accountant and include an updated letter from your accountant filed as Exhibit 16.

Company Response:

In response to the staff’s comment, the Company will file an amendment to the Form 8-K within four business days following the filing of the Company’s Form 10-Q for the second quarter period ended April 30, 2009, the effective date of the dismissal of the Company’s independent accountant, to update its disclosure and include an updated letter from the Company’s former independent accountant.

With respect to the above referenced filing, the Company hereby acknowledges the following:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 570-443-8433 ext. 1028 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer